CLIFTON STAR RESOURCES INC.
836 – 470 Granville Street
Vancouver, B.C. V6C 1 V5
425-453-0355

November 5, 2008

TSX-V.CFO

NEWS RELEASE

CLIFTON STAR ANNOUNCES RESULTS OF CONTINUOUS DISCLOSURE
REVIEW WITH BCSC

Clifton Star Resources Inc. (“Clifton” or the “Company”) is issuing the following news release as a result of continuous disclosure reviewed by the B.C. Securities Commission (“BCSC”).

BCSC advised Clifton that it had reviewed the Company’s disclosure records available to the public, at www.sedar.com, and provided the Company with various comments in respect to its interim Management Discussion and Analysis (“MD&A”) for September 30 and December 31, 2007 and March 31, 2008 (the “MD&A’s”), the interim Financial Statement for March 31, 2008 as well as the Form 43-101 Report of the Company.

As a result of the review, to clarify the Company’s disclosure, Clifton has filed amended and restated MD&A’s and Interim Financial Statement and an amended Form 43-101 Report. The amendment and restatement of the MD&A’s, for each of the application periods, and the amended Form 43-101 Report, involved revisions necessary to more adequately address National Instrument 51-102F1 Continuous Disclosure Obligation.

CLIFTON STAR RESOURCES INC.

“Harry Miller”

Harry Miller, President

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release